Exhibit (e)(25)

TOBIRA THERAPEUTICS, INC.

October 11, 2016

Eric Lefebvre, M.D.

[Address]

[Address]

Dear Eric Lefebvre, M.D.:

Tobira Therapeutics, Inc. (the “Company”) is pleased to inform you of the following enhancements in your compensation:

1. Parachute Payments.

(a) Gross-Up Payment. If it is determined that any Payment constitutes a parachute payment within the meaning of Section 280G of the Code and is subject to the excise tax imposed by Section 4999 of the Code or any interest or penalties with respect to such excise tax (such excise tax and any such interest or penalties are collectively referred to as the “Excise Tax”), then you shall be entitled to receive from the Company an additional payment (a “Gross-Up Payment”) in an amount calculated to ensure that after you pay all taxes (and any interest or penalties imposed with respect to such taxes), including any Excise Tax, imposed upon the Gross-Up Payment, you retain an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payment(s).

“Payment” means any payment or distribution to you, or provision of benefits to you or for your benefit, by the Company or any person who acquires ownership or effective control of the Company or ownership of a substantial portion of the Company’s assets (within the meaning of Section 280G of the Code) or any affiliate of the Company or of such person, howsoever paid or payable or distributed or distributable.

“Code” means the U.S. Internal Revenue Code of 1986, as amended, the regulations and other applicable guidance promulgated thereunder.

(b) Determination by Accountants. Any determination required under this Section 1 shall be made in writing by a nationally recognized independent public accounting firm designated by the Company (the “Accountants”). For purposes of making the calculations required by this Section 2, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good-faith interpretations concerning the application of Sections 280G and 4999 of the Code. You and the Company shall furnish to the Accountants such information and

Eric Lefebvre, M.D.

October 11, 2016

documents as the Accountants may reasonably request in order to make a determination under this Section 1(b). The Company shall bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this Section 1(b). The Accountants shall provide their determination (the “Determination”), together with detailed supporting calculations regarding the amount of any Gross-Up Payment and any other relevant matter, to you and the Company within ten (10) business days after you or the Company made a request (if you reasonably believes that the Payment(s) may be subject to the Excise Tax). Any Determination by the Accountants shall be binding upon you and the Company, absent manifest error.

(c) Time of Payment. If a Gross-Up Payment is determined to be payable, it shall be paid to you no later than the time that the Excise Tax is required to be paid by you or withheld by the Company. Any Gross-Up Payment shall in any event be made prior to the close of the calendar year next following the calendar year in which the Excise Tax was paid.

(d) Over- and Underpayments. As a result of uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accountants hereunder, it is possible that Gross-Up Payments not made by the Company should have been made (“Underpayment”) or that Gross-Up Payments will have been made by the Company that should not have been made (“Overpayment”). In either event, the Accountants shall determine the amount of the Underpayment or Overpayment that has occurred. In the case of an Underpayment, the Company shall promptly pay you the amount of such Underpayment. In the case of an Overpayment, you shall, at the direction and expense of the Company, take such steps as are reasonably necessary (including the filing of returns and claims for refund), follow reasonable instructions from, and procedures established by, the Company, and otherwise reasonably cooperate with the Company to correct such Overpayment, provided, however, that (i) you shall in no event be obligated to return to the Company an amount greater than the net after-tax portion of the Overpayment that you have retained or have recovered as a refund from the applicable taxing authorities and (ii) this provision shall be interpreted in a manner consistent with the intent of Subsection (a) above, which is to make you whole, on an after-tax basis, from the application of the Excise Tax, it being understood that the correction of an Overpayment may result in your repayment of an amount that is less than the Overpayment.

2. At Will Employment. Your employment with the Company remains “at will,” meaning that either you or the Company may terminate your employment at any time and for any reason, with or without cause.

3. Entire Agreement; Termination. This agreement supersedes all prior agreements (verbal or written) between you and the Company relating to the subject matter hereof. The benefits provided under this agreement will terminate on the earlier of the date on which (x) all payments hereunder have been made in full and (y) that certain Agreement and Plan of Merger,

Eric Lefebvre, M.D.

October 11, 2016

dated September 19, 2016, by and among Tobira, Sapphire Acquisition Corp. and Allergan Holdco US, Inc. (as it may be amended from time to time, the “Merger Agreement”) terminates pursuant to its terms without the Merger (as such term is defined in the Merger Agreement) having closed.

4. Miscellaneous. This Agreement shall be construed and interpreted under the laws of the State of California, excluding laws relating to conflicts or choice of law.

* * * *

You may indicate your acceptance of the foregoing by signing the enclosed copy of this letter and returning it to me.

Very truly yours,
TOBIRA THERAPEUTICS, INC.
/s/ Dennis Podlesak
Title: Chairman of the Board

Accepted and Agreed to:

/s/ Eric Lefebvre, M.D.
Signature

Dated: October 11, 2016